Claudia J. McDowell, ESQ. M. Lisa Odom, ESQ.

January 7, 2014

VIA EMAIL

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Reliabrand Inc. Form 8-K Filed January 2, 2014 File No. 0-54300

Dear Mr. Thompson:

In response to your letter of January 6, 2014 regarding the above-referenced issuer, Reliabrand Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Item 4.01         Changes in Registrant’s Certifying Accountant, page 2

1.           Previous Independent Registered Public Accountant Firm, page 2

1.           We note that the auditor’s report on your financial statements included in Form 10-K for each of the past two years were modified as to uncertainty regarding your ability to continue as a going concern.  In this regard, please revise your disclosure in the first paragraph to clarify that the auditor’s report on your financial statements for each of the past two years were modified as a result of your ability to continue as a going concern.  Please refer to Item 304(a)(1)(ii) of Regulation S-K.

RESPONSE:

Comment complied through revised disclosures in amended Form 8-K filed concurrently.

2.           Please review your disclosure in the second paragraph to state whether during the two most recent fiscal years and any subsequent interim period preceding the dismissal of Farber Hass there were any disagreements with Farber Hass on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Farber Hass, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  Please refer to Item 304(a)(1)(iv) of Regulation S-K.  Please also revise your disclosure to state, if true, that there were no reportable events that occurred during the two most recent fiscal years and any subsequent period preceding the dismissal of Farber Hass.  Please refer to Item 304(a)(1)(v) of Regulation S-K.

RESPONSE:

Comment complied through revised disclosures in amended Form 8-K filed concurrently.

2.             New Independent Registered Public Accounting Firm, page 2

3.           Please revise your disclosure to state, if true, that during the two most recent fiscal years and any subsequent interim period prior to engaging Martinelli Mick, the company (or someone on its behalf) did not consult with Martinelli Mick regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that mifht be rendered on your financial statements, or any matter that was either the subject of a disagreement or a reportable event.  Please refer to paragraph Item 304(a)(2) of Regulation S-K.

RESPONSE:

Comment complied through revised disclosures in amended Form 8-K filed concurrently.

Item 9.01 Financial Statements and Exhibits

4.           Please file an updated letter from Farber Hass Hurley LLP as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Comment complied through revised disclosures in amended Form 8-K filed concurrently.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also filing a letter acknowledging the above in a filing with the Commission being made at the same time that this correspondence is being filed.

      Please contact me with any questions.

Sincerely, MCDOWELL ODOM LLP /s/ Claudia McDowell Claudia J. McDowell

/CJM
Enclosures